March 20, 2018

VIA EDGAR AND FEDEX

Kristi Marrone

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Commercial Real Estate Finance, Inc.

Form 10-K for the fiscal year ended December 31, 2017

Filed February 14, 2018

File No. 1-34452

Dear Ms. Marrone:

On behalf of Apollo Commercial Real Estate Finance, Inc., a Maryland corporation (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 16, 2018 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2017 (the “Form 10-K”).

The Company’s responses to the comments of the Staff contained in the Comment Letter are set out below in the order in which the comments were set out in the Comment Letter and are numbered accordingly. Defined terms used herein but not otherwise defined have the meanings given to them in the Form 10-K.

Non-GAAP Financial Measures, page 44

1.	We note that you have further adjusted Operating Earnings to present the measure “Operating earnings excluding realized loss and costs from sale of CMBS.” To the extent that you present this measure in future filings, please disclose the reasons why management believes that this measure provides useful information to investors as required by Item 10(e) of Regulation S-K.

Company Response:

The Company respectfully advises the Staff that the Company has previously disclosed publicly that the Company has disposed of all its CMBS as of December 31, 2017. Accordingly, the Company has disclosed “Operating earnings excluding realized loss and costs from sale of CMBS” because the Company believes it is useful to investors to present the results of the Company’s ongoing operations while excluding the effects associated with the disposal of its CMBS. To the extent this measure is presented in future filings, the Company will include disclosure explaining why it believes it is useful to investors.

Consolidated Balance Sheets, page 52

2.	Please tell us what consideration you gave to separately presenting encumbered and unencumbered commercial mortgage loans and subordinate loans on the face of your balance sheet. Refer to ASC 860-30-45-1 through 3.

Company Response:

The Staff’s comment is noted and the Company respectfully advises the Staff that the Company’s repurchase agreements, which are secured by bespoke commercial mortgage loans, obligate the Company’s lenders to sell back to the Company the identical collateral asset that the Company sold to its lenders, while at the same time providing its lenders with the contractual right to sell or repledge the collateral asset until it is due back to the Company. Because the lenders are required to return the identical collateral asset to the Company, it is customary for them not to sell the collateral securing the borrowings under the repurchase agreements. The Company’s repurchase agreements differ in this respect from repurchase agreements secured by bonds and other liquid securities, such as U.S. treasury securities, which allow lenders to sell back to borrowers securities that are substantially the same as the securities sold to them.

For the reasons stated above, the Company believes it is not necessary, at the present time, to separately present the carrying value of the collateral pledged under its repurchase agreements on the face of its consolidated balance sheets in accordance with ASC 860-30-45-1 through 3.

* * * * *

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 822-0493 or Jay L. Bernstein or Andrew S. Epstein of Clifford Chance US LLP, counsel to the Company at (212) 878-8527 or (212) 878-8332.

Sincerely,

/s/ Jai Agarwal
Jai Agarwal Chief Financial Officer, Treasurer and Secretary

cc:	Securities and Exchange Commission

Becky Chow

Apollo Commercial Real Estate Finance, Inc.

Stuart A. Rothstein

Clifford Chance US LLP

Jay L. Bernstein

Andrew S. Epstein